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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

MUSICLAND STORES CORPORATION
(Name of Subject Company (Issuer))

EN ACQUISITION CORP.
a wholly owned subsidiary of
 BEST BUY CO., INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

62758B109
(CUSIP Number of Class of Securities)

Richard M. Schulze
Chief Executive Officer
Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 947-2000

(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With a copy to:

John R. Houston
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
(612) 349-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

Not Applicable	Not Applicable

*
Set forth the amount on which the filing fee is calculated and state how it was determined

   / /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

    Amount Previously Paid: Not Applicable
    Form or Registration No: Not Applicable
    Filing Party: Not Applicable
    Date Filed: Not Applicable

   /x/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   /x/  third-party tender offer subject to Rule 14d-1.

   / /  issuer tender offer subject to Rule 13e-4.

   / /  going-private transaction subject to Rule 13e-3.

   / /  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEMS 1-11, 13.

Not applicable.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1    Transcript of a Conference Call Held by Best Buy Co., Inc. (the "Company") on December 12, 2000.

EXHIBIT INDEX

Exhibit No.

99.1	Transcript of a Conference Call Held by the Company on December 12, 2000.

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CALCULATION OF FILING FEE
EXHIBIT INDEX